Lans Holdings, Inc.

801 Brickell

Miami, FL 33133

May 29, 2015

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3561

Washington D.C., 20549-7010

Attention: Mara L. Ransom

Re: Lans Holdings, Inc.

Current Report on Form 8-K

Filed April 24, 2015

File No.: 333-148385

Dear Mara Ransom:

I write on behalf of Lans Holdings, Inc., (the “Company”) in response to Staff’s letter of May 20, 2015, by Mara L. Ransom, Assistant Director, of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced current report 8-K, filed April 24, 2015, (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

Item 5.06 Change in Shell Company Status, page 8

  Please provide us with your analysis as to why you ceased being a shell company, as defined in Rule 12b-2 under the Exchange Act of 1934, as amended. In this regard, we note that based on your Form 10-Q for the fiscal quarter ended February 28, 2015 and your Annual Report on Form 10-K for the fiscal year ended November 30, 2014, it appears that you were a shell company prior to the transaction. In particular, we note your limited assets, lack of revenues and that you appear to have no or nominal operations. We further note that the Asset Purchase and Restructure Agreement did not provide operations from Transaction Data USA Inc. In this regard, we note your statement on page 2 “that the acquired assets are merely the foundation being used to create a completely new operation.” If you conclude that your company remains a shell company, please amend your Form 8-K accordingly. Alternatively, tell us why you are not currently a shell company, amend your Form 8-K and include the disclosure required by Item 2.01(f) of Form 8-K and the financial statements and pro forma financial information required by Item 9.01(c) of Form 8-K.

In response to this comment, while the Company believes that it is arguable whether it is a shell company following the Asset Purchase and Restructure Agreement, the Company opted to remove Item 5.06 in the amended 8-K filed concurrently herewith and concede that it is a shell company at this time.

In addition, enclosed herewith please find an acknowledgement letter from the Company.

Sincerely,

/s/ Trevor Allen

Trevor Allen

Enclosure (Acknowledgment by the Company)

lans holdings, Inc.

801 Brickell

miami, FL 33133

Via EDGAR

May 29, 2015

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Mara L. Ransom, Assistant Director

Re: Lans Holdings, Inc.

Current Report on Form 8-K

Filed April 24, 2015

File No.: 333-148385

Dear Mara Ransom

In connection with the Company’s response to the United States Securities and Exchange Commission’s (the “Commission”) comments in a letter dated May 20, 2015 by Mara L. Ransom, Assistant Director of the Commission’s Division of Corporate Finance, this correspondence shall serve as acknowledgment by the Company of the following:

▪	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
▪	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
▪	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Lans Holdings, Inc.

/s/ Trevor Allen
By:	Trevor Allen
Chief Executive Officer

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